UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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SYNALLOY CORPORATION
(Name of Registrant as Specified in Its Charter)

PRIVET FUND LP PRIVET FUND MANAGEMENT LLC RYAN LEVENSON UPG ENTERPRISES LLC PAUL DOUGLASS CHRISTOPHER HUTTER ANDEE HARRIS ALDO MAZZAFERRO BENJAMIN ROSENZWEIG JOHN P. SCHAUERMAN
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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 2, 2020

Privet Fund LP AND UPG ENTERPRISES LLC

___________, 2020

Dear Fellow Synalloy Corporation Stockholder,

Privet Fund LP (together with its affiliates, “Privet”) and UPG Enterprises LLC (together with its affiliates, “UPG” and collectively with Privet, the “Stockholder Group” or “we” or “us”) are the largest stockholders of Synalloy Corporation, a Delaware corporation (“Synalloy” or the “Company”), with aggregate ownership of approximately 24.8% of the outstanding shares of common stock of the Company.

For the reasons set forth in the enclosed Proxy Statement, we believe significant changes to the composition of the Company’s Board of Directors (the “Board”) and management team are necessary in order to ensure that the Company is being operated and overseen in a manner consistent with your best interests. To hopefully facilitate these changes, we have nominated a slate of five (5) highly-qualified and exceptionally well-credentialed director candidates—Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman—for election to the Board at the Company’s upcoming 2020 Annual Meeting of Stockholders (the “Annual Meeting”).

In our view, Synalloy’s high-quality assets, skilled workforce and established supply chain should be the foundation of long-term value creation; yet, the Company has continued to underperform during the incumbent leadership team’s watch. Given that the Board is comprised primarily of individuals with limited operating experience across the steel, metals and chemicals verticals, we do not find it surprising that the current mix of directors has failed to properly oversee strategic initiatives, establish and achieve performance metrics or hold management accountable. Our objective analysis of Synalloy, coupled with our collective experience owning and managing successful related businesses, leads us to believe that immediate change in the boardroom and a new strategic direction are needed.

Many of you are likely aware that Privet has spent years trying to directly engage with Synalloy’s leadership about various approaches for enhancing stockholder value, including offering to acquire the Company in 2019. Now that Privet and UPG have formed the Stockholder Group, however, we are completely focused on one path forward: reconstituting the Board and implementing a superior operating strategy that can enable all stockholders to benefit from the turnaround we intend to orchestrate. Our singular mission is to put Synalloy in a position to operate as a highly-competitive and profitable industry leader for years to come. We hope that our sizable investment in Synalloy signals to all stockholders that the Stockholder Group is aligned with you and deeply committed to turning around the Company in order to unlock its full potential.

We contend that an objective analysis of Synalloy’s past several years of underwhelming performance reinforces that the Company is nowhere close to industry leadership. We believe that it should be clear to all stockholders that the incumbent Board and management team have failed—despite ample opportunity during their lengthy tenures—to unlock the tremendous potential trapped within the Company’s underperforming assets. Our extensive analysis indicates that deteriorating operating performance and the wasting of corporate resources have led to a trajectory of value destruction that can only be reversed once sweeping changes are made atop the Company. It is clear to us that the current mix of directors appears ill-equipped to oversee strategic initiatives, establish and achieve performance metrics and hold management accountable, as will be necessary to effect a successful turnaround.

As we will explain in great detail in the weeks ahead, refreshing the Board is only one step toward a stronger Synalloy. In addition to needing deeper industry expertise and more qualified oversight in the boardroom, we believe that Synalloy is in dire need of a new operating plan. That is why our nominees—who possess significant operational experience and related expertise in the chemicals and metals businesses—are already working to prepare the type of 100-day transition plan that can expedite the Company’s revitalization. If they are elected to the Board, our nominees intend to implement a near-term and long-term strategy that emphasizes dramatically improving margins, increasing cash flows, growing returns on incremental invested capital and installing a culture of accountability. We feel that our nominees’ backgrounds and pedigrees will enable them to accomplish their goals alongside the incumbent directors and put stockholders’ interests first.

We firmly believe that with the right Board and strategic plan in place, Synalloy can finally become a best-in-class business that produces quality long-term returns for stockholders. This is why the Stockholder Group is soliciting your support to elect our five nominees at this year’s Annual Meeting. We feel there is a unique opportunity in front of all stockholders to take action and strengthen Synalloy by adding the right people and perspectives to the Board at this critical point in the Company’s lifecycle.

If elected, our nominees, subject to their fiduciary duties, are committed to implementing a comprehensive plan aimed at unlocking the full potential of Synalloy. While we have confidence that our director nominees’ plans for Synalloy will put the Company on the right path towards substantial stockholder value creation, there can be no assurance that the implementation of this comprehensive plan will ultimately enhance stockholder value. In the event that our director nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our director nominees, including the implementation of any plan, will be adopted or supported by the Board.

There are currently eight (8) directors serving on the Board, all of whom have terms expiring at the Annual Meeting. The enclosed Proxy Statement is soliciting proxies to elect only our five (5) nominees. Accordingly, the enclosed WHITE proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the WHITE proxy card will only be able to vote for our five (5) nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company, voting in person at the Annual Meeting or otherwise providing valid voting instructions to the Company (including by telephone or Internet). Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. Your vote to elect our nominees will have the legal effect of replacing five (5) incumbent directors with our nominees. If all five (5) of our nominees are elected, they would represent a majority of the directors on the Board.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being mailed to stockholders on or about _____, 2020.

If you have already voted for the Company’s slate of directors, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,
/s/ Ben Rosenzweig Ben Rosenzweig Privet Fund LP	/s/ Christopher Hutter Christopher Hutter UPG Enterprises LLC

If you have any questions or require assistance in voting your WHITE proxy card,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 2, 2020

2020 ANNUAL MEETING OF STOCKHOLDERS
OF
Synalloy Corporation
_________________________

PROXY STATEMENT
OF
PRIVET FUND LP AND UPG ENTERPRISES LLC

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Privet Fund LP (“Privet Fund”), Privet Fund Management LLC (“Privet Fund Management”) and Ryan Levenson (together with Privet Fund and Privet Fund Management, “Privet”) and UPG Enterprises LLC (“UPG Enterprises”), Paul Douglass and Christopher Hutter (together with UPG Enterprises and Mr. Douglass, “UPG” and collectively with Privet, the “Stockholder Group” or “we” or “us”) are the largest stockholders of Synalloy Corporation, a Delaware corporation (“Synalloy” or the “Company”), who collectively beneficially own approximately 24.8% of the outstanding shares of common stock, $1.00 par value per share (the “Common Stock”), of the Company. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company’s stockholders to realize the maximum value of their investments. We have nominated a slate of highly qualified and capable candidates who are fully committed to representing the best interests of stockholders. We are therefore seeking your support at the Company’s upcoming 2020 annual meeting of stockholders scheduled to be held on [___, ___ __, 2020 at 9:00 a.m. ET], at [_______] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following purposes:

1.	To elect the Stockholder Group’s five (5) director nominees, Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman (each a “Nominee” and collectively, the “Nominees”), to serve until the 2021 annual meeting of stockholders and until their respective successors are duly elected and qualified;
2.	To hold a non-binding advisory vote on the compensation of the Company’s named executive officers (say-on-pay);
3.	To ratify the appointment of KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; and
4.	To transact such other business as may properly come before the Annual Meeting.

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This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. Stockholders who return the WHITE proxy card will only be able to vote for our five (5) Nominees. See “Voting and Proxy Procedures” below for additional information. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

The participants in this solicitation intend to vote their shares (the “Group Shares”) FOR the election of the Nominees, AGAINST the non-binding advisory vote on executive compensation, and FOR the ratification of the selection of KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020, as described herein. While we currently intend to vote all of the Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Group Shares for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of the Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that by voting the Group Shares we could help elect the Company nominee(s) that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked.

The Company has set the close of business on [__], 2020 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 4510 Cox Road, Suite 201, Richmond, Virginia 23060. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [__] shares of Common Stock outstanding.

This Proxy Statement and the enclosed WHITE proxy card are first being mailed to stockholders on or about [__________], 2020.

THIS SOLICITATION IS BEING MADE BY THE STOCKHOLDER GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. THE STOCKHOLDER GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE STOCKHOLDER GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE STOCKHOLDER GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our WHITE proxy card are available at [_____]

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. We urge you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of our Nominees and in accordance with the Stockholder Group’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Stockholder Group c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed envelope today.
•	If your shares of Common Stock are held in a brokerage account, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker. As a beneficial owner, if you wish to vote, you must instruct your broker how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions or require assistance in voting your WHITE proxy card,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

info@saratogaproxy.com

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BACKGROUND TO SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	As an investment firm that seeks to invest in undervalued and underfollowed small capitalization companies, Privet identified the Company in early 2015 as a company that could potentially meet Privet’s investment criteria. At this time, Privet began its exhaustive diligence process on the Company. This process was extremely research-intensive in an effort to build a comprehensive understanding of the Company’s industry, in general, as well as the Company itself and its position in its industry in relation to its competitors. After completing significant diligence, Privet concluded that the Company met the firm’s internal investment criteria.
•	In September 2015, based on conclusions reached from its diligence, Privet began building a position in the Company.
•	Throughout 2016, representatives of Privet held multiple telephonic calls with Craig C. Bram, the Company’s President and Chief Executive Officer and a director, to discuss several topics pertaining to the Company, its operating performance and management’s strategy.
•	On September 19, 2016, Privet filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing beneficial ownership of 652,421 shares, representing approximately 7.5% of the Company’s then outstanding Common Stock, making Privet the Company’s largest stockholder.
•	On March 17, 2017, Ryan Levenson, the managing member of Privet Fund Management, met with Mr. Bram at the Company’s headquarters in Richmond, Virginia to discuss multiple topics pertaining to the Company, its operating performance and management’s strategy.
•	Also on March 17, 2017, after the close of business, Privet filed Amendment No. 1 to its Schedule 13D with the SEC disclosing beneficial ownership of 774,308 shares, representing approximately 8.9% of the Company’s then outstanding Common Stock.
•	On April 3, 2017, Privet filed Amendment No. 2 to its Schedule 13D with the SEC disclosing beneficial ownership of 948,997 shares, representing approximately 10.9% of the Company’s then outstanding Common Stock.
•	On September 7, 2017, Dennis Loughran, the Company’s Chief Financial Officer, sent an email to Privet representatives reminding them of the Company’s participation in an upcoming investor conference and reiterating the Company’s full year 2017 Adjusted EBITDA forecast of $17 million. (Note: on March 13, 2018, the Company reported actual Adjusted EBITDA for full year 2017 of $12.5 million).
•	On September 29, 2017, Privet filed Amendment No. 3 to its Schedule 13D with the SEC disclosing beneficial ownership of 1,066,109 shares, representing approximately 12.2% of the Company’s then outstanding Common Stock.
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•	On August 10, 2018, the Company issued a press release announcing an “at-the-market” equity offering whereby it would sell, from time to time, shares of Common Stock up to an aggregate amount of $10 million. The closing price of the Common Stock on August 9, 2018, prior to this announcement, was $23.88.
•	Later on August 10, 2018, Mr. Levenson had a telephonic conversation with Mr. Bram during which Mr. Levenson expressed concern with the Company’s recently announced $10 million “at-the-market” offering of equity securities. Mr. Levenson conveyed to Mr. Bram his belief that it was a perfectly opportune time to raise capital, but that the Company should explore a more conventional capital raising mechanism to ensure a higher certainty of raising its targeted amount of equity capital.
•	On August 11, 2018, Mr. Levenson and Mr. Bram exchanged emails discussing the conversation that took place the previous day. Mr. Bram defended the Company’s decision to pursue the “at-the-market” offering due to its lower discount to current share price and his belief that the market for the Company’s shares would continue to see upward momentum over an extended period of time, enabling the “at-the-market” offering to be effective.
•	On October 9, 2018, representatives of Privet met with Mr. Bram in Atlanta, Georgia to discuss the Company’s strategy, operations and capital allocation priorities. The Privet representatives also gave Mr. Bram more information about Privet, including providing details on its history and overall strategic objectives.
•	On October 31, 2018, Privet and the Company entered into a mutual non-disclosure agreement (the “NDA”) to facilitate an open dialogue about the financial performance and future prospects of the Company. The NDA did not include any standstill provisions.
•	On November 14, 2018, representatives of Privet met with Messrs. Bram and Loughran, Murray H. Wright, the Chairman of the Board, and Henry L. Guy, a member of the Board, in Richmond, Virginia to further discuss the Company, its strategic priorities and the Board’s perspectives with respect to the foregoing.
•	On November 16, 2018, the Company terminated its “at-the-market” offering of equity securities. As of the date of termination, the Company had issued and sold 44,378 shares of Common Stock for aggregate net proceeds of $1,002,712, compared to the $10 million that the Company had publicly communicated it intended to raise. The closing price of the Common Stock on November 15, 2018, the day prior to this announcement, was $16.27.
•	On December 27, 2018, Privet filed Amendment No. 4 to its Schedule 13D with the SEC disclosing beneficial ownership of 1,241,070 shares, representing approximately 14.0% of the Company’s then outstanding Common Stock.
•	On March 21, 2019, representatives of Privet had a call with Mr. Bram to discuss the Company’s recent operating results, capital structure decisions and the details of recently announced 2019 guidance.
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•	On April 18, 2019, Mr. Levenson and Benjamin Rosenzweig, a partner at Privet Fund Management, met with Messrs. Bram, Wright and Guy at the Company’s headquarters in Richmond, Virginia. At this meeting, Messrs. Levenson and Rosenzweig stated their belief that the Company possessed valuable assets and that Privet would be interested in potentially exploring an acquisition of the Company in a consensual, Board-approved transaction at a purchase price of $19.00 per share, a premium of approximately 29% to the closing price of the Common Stock on April 17, 2019. Messrs. Bram, Wright and Guy indicated that they would discuss Privet’s interest with the other members of the Board, but that, in their collective opinion, the indicated potential purchase price was meaningfully too low.
•	On April 23, 2019, Privet sent a letter to the Board proposing to acquire all of the outstanding Common Stock not already owned by Privet for $20.00 per share, in cash, representing a premium of 42% to the closing price of the Common Stock on April 22, 2019. The proposal was subject to, among other things, the negotiation and execution of a mutually satisfactory definitive acquisition agreement, regulatory approvals and satisfactory completion of due diligence. The letter stated that, as the Company’s largest stockholder, Privet was intimately familiar with the Company’s business and operations and would be able to complete a full diligence review in an expedited timeframe if given access to relevant diligence information.
•	Also on April 23, 2019, Privet filed Amendment No. 5 to its Schedule 13D with the SEC disclosing beneficial ownership of 1,296,070 shares, representing approximately 14.5% of the Company’s then outstanding Common Stock, and disclosing that it had sent the April 23rd letter to the Board.
~~•~~	On April 26, 2019, Privet received a letter from Mr. Bram stating the Board’s belief that Privet’s proposed $20.00 purchase price undervalued the Company. In the letter, Mr. Bram cited the Company’s forecasted 2019 revenue and Adjusted EBITDA of $340 million and $34 million, respectively, as a key reason underlying the Board’s valuation beliefs. (Note: The Company’s actual FY 2019 Revenue and Adjusted EBITDA were $305.2 million and $13.5 million, respectively, or 10% and 60% below such guidance).
•	On May 23, 2019, Privet sent a letter to the Board reiterating its $20.00 per share acquisition proposal and its belief that its offer represents a premium value for stockholders. Privet expressed its willingness to receive additional information and work quickly to complete diligence and reach a definitive acquisition agreement. Privet also committed to evaluate any additional information that management or its financial advisors may provide that would support a higher value.
•	Also on May 23, 2019, Privet filed Amendment No. 6 to its Schedule 13D with the SEC disclosing it had sent the May 23rd letter to the Board.
•	On May 29, 2019, Privet received a letter from Mr. Bram stating that the Company has not been placed for sale, but Mr. Bram suggested Privet negotiate with the Board to increase its offer price in order to reach a consensual agreement or it could tender for the Company’s shares at $20.00 per share. Mr. Bram also stated that the Company would make itself available to respond to certain of Privet’s information requests.
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•	On June 6, 2019, Privet sent Mr. Bram a detailed list of diligence items that it required in order to evaluate whether an increased offer was warranted. Privet notified Mr. Bram that it had retained the services of financial and legal advisory firms to assist with the potential transaction and that Privet was ready to move forward collaboratively with the Company in completing its due diligence in order to reach a definitive agreement.
•	On June 7, 2019, Mr. Bram responded to Privet’s diligence request list by stating that the Company would be prepared to respond to certain items on the list over the following weeks.
•	On June 20, 2019, Privet and its advisors received access to an electronic data room containing a subset of the diligence items identified in the diligence request list.
•	On July 1, 2019, representatives of Privet, including its financial advisors, and the Company held a telephonic meeting to discuss the Company’s financial information.
•	During July 2019, representatives of the Company provided Privet and its financial advisor with select non-public financials and other information.
•	On August 2, 2019, Mr. Bram sent an email to Messrs. Levenson and Rosenzweig stating that the Board required Privet to make an updated offer to acquire the Company by August 19, 2019.
•

On August 19, 2019, Privet sent a letter to the Board updating its previous offer to acquire all of the outstanding Common Stock not already owned by Privet from $20.00 to $18.50 per share, in cash. The letter noted that, subsequent to Privet’s initial indication of interest in late April, the Company reduced its 2019 Adjusted EBITDA guidance by nearly 27%, while Privet’s valuation for the Company was only decreasing by 5%.[1] Privet also urged the Board to retain a financial advisor in order to assist with the evaluation of Privet’s offer.

•	On August 20, 2019, Privet filed Amendment No. 7 to its Schedule 13D with the SEC disclosing beneficial ownership of 1,221,449 shares, representing approximately 13.6% of the Company’s then outstanding Common Stock, and disclosing that it had sent the August 19th letter to the Board.
•	On August 23, 2019, the Company issued a press release announcing that the Board unanimously rejected Privet’s proposal and terminated the NDA. The press release also noted that the Company terminated further conversations with Privet.
•	On September 5, 2019, representatives of Privet had a telephonic conversation with Messrs. Bram, Wright and Guy regarding the Company’s ongoing strategy and value creation plan.
•	Over the course of September 2019, representatives of Privet and the Company had discussions regarding entering into a new non-disclosure agreement regarding certain of the Company’s activities in connection with prospective investments. Privet engaged in good faith negotiations with the Company, but ultimately the parties were unable to reach agreement on the terms of a non-disclosure agreement.

1 Based on firm Enterprise Value.

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•	On October 4, 2019, Mr. Bram sent an email to Messrs. Levenson and Rosenzweig containing materials relating to the Company’s current analysis and discussions regarding a contemplated future merger with Universal Stainless and Alloy Products, Inc. (“USAP”), a current portfolio holding of Privet.
•	On October 7, 2019, representatives of the Company and Privet had a telephonic conversation to discuss the potential USAP transaction.
•	Throughout October 2019, representatives of Privet had multiple conversations with Mr. Bram relating to his perceptions about USAP and the perceived merits of a combination between the two companies.
•	On October 14, 2019, the Company delivered a public letter to the Chief Executive Officer of USAP, in which Mr. Bram proposed an all-stock combination between USAP and the Company.
•	On November 6, 2019, the Company received a letter from the Chief Executive Officer of USAP. The letter stated that the Board of Directors of USAP unanimously concluded that the pursuit of a potential business combination with the Company was not in the best interests of USAP and its stockholders.
•	On November 12, 2019, the Company released its 2019 third quarter earnings results. Excluding net sales of American Stainless Tubing, LLC (“ASTI”), net sales for the third quarter of 2019 decreased 16.2% compared to net sales for the third quarter of 2018. Adjusted EBITDA decreased to $2.8 million from $10.3 million for the third quarter of 2018. The Company lowered its expected full year 2019 Adjusted EBITDA forecast to $15 million, down from the expected $22 million it had projected just three months earlier and $30 million it had projected approximately six months earlier.
•	On November 15, 2019, representatives of the Company and Privet had a telephonic conversation to discuss the Company’s operating results. On the call representatives of Privet communicated their disappointment with the deteriorating financial results of the Company. Given Privet’s large ownership position and extensive experience having representatives successfully serve as board members of its portfolio companies, Mr. Levenson expressed his belief that it would be mutually beneficial for Privet to enter into an agreement with the Company pursuant to which Privet would be able to designate two members to the Board.
•	On November 21, 2019, Mr. Bram sent an email to Messrs. Levenson and Rosenzweig stating that the Board would be agreeable to adding one person, designated by Privet, to the 2020 slate of directors to be voted on by the stockholders at the Annual Meeting. However, as a condition to this one person joining the Board at a future date, the Company required Privet to execute a standstill agreement for a three-year period. Such standstill agreement required Privet to vote its shares in favor of the Board’s recommendations, limited Privet’s ownership to no more than 15% of the Company’s outstanding shares of Common Stock and contained additional limitations on Privet’s actions during the term of the proposed agreement.
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•	On November 22, 2019, the Company announced that it would not be declaring a dividend on the Common Stock for 2019. This was only the second year in the past twelve years in which the Company did not pay a dividend.
•	On December 3, 2019, Mr. Levenson had a telephonic conversation with Mr. Bram during which Mr. Levenson expressed disappointment at being unable to come to an agreement regarding Board representation for Privet. Mr. Levenson again reiterated Privet’s belief in the value of all of the Company’s assets, and discussed with Mr. Bram whether the Board might be amenable to considering an alternative transaction whereby Privet would explore acquiring just the Chemicals unit of the Company, enabling the Company to focus on its Metals unit, which appeared to Privet to be Mr. Bram’s primary focus.[2]
•	On December 6, 2019, Mr. Bram sent an email to Messrs. Levenson and Rosenzweig stating that the Board discussed Privet’s verbal proposal to explore a purchase of the Chemicals unit. Mr. Bram expressed the Board’s unanimous belief that it was not the correct time to consider a sale of the Chemicals unit.
•	On January 23, 2020, UPG Enterprises began purchasing shares of Common Stock.
•	On March 3, 2020, Privet entered into a group agreement (the “Group Agreement”) with UPG for the purposes of engaging in discussions with the Company regarding ways to enhance stockholder value.
•	On March 5, 2020, Privet filed Amendment No. 8 to its Schedule 13D with the SEC disclosing beneficial ownership of 1,535,507 shares, representing approximately 17.0% of the Company’s then outstanding Common Stock (and an aggregate of 2,258,908 shares, representing approximately 25.0% of the Company’s then outstanding Common Stock when including shares held by UPG), and disclosing that it had entered into the Group Agreement.
•	Also on March 5, 2020, UPG filed a Schedule 13D with the SEC disclosing beneficial ownership of 723,401 shares, representing approximately 8.0% of the Company’s then outstanding Common Stock (and an aggregate of 2,258,908 shares, representing approximately 25.0% of the Company’s then outstanding Common Stock when including shares held by Privet), and disclosing that it had entered into the Group Agreement.
•	On March 6, 2020, the Company released its 2019 fourth quarter and full year earnings results. Excluding net sales of ASTI, net sales for the fourth quarter of 2019 decreased 17.4% compared to net sales for the fourth quarter of 2018. Adjusted EBITDA decreased to $2.5 million from $5.9 million for the fourth quarter of 2018. Adjusted EBITDA for the full year 2019 was $13.5 million, which was down from the Company’s guidance for the year given on November 12, 2019 of $15 million, down further from the Company’s projection of $22 million made on August 13, 2019 and down even further from the Company’s projection of $30 million made on April 30, 2019. In total, a 55% Adjusted EBITDA miss to original guidance in approximately eight months.

2 See excerpt from Synalloy’s publicly filed letter to the Chief Executive Officer of Universal Stainless & Alloy Producsts, Inc., filed on October 15, 2019 as Exhibit 99.1 to the Company’s Form 8-K. “We have diversified our product line and end markets, while at the same time becoming primarily a Metals focused company. 2018 was a record year for SYNL, with our Metals segment being the primary driver.” (emphasis added)

9

•	On March 16, 2020, Privet, UPG and the Nominees entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”), which superseded the Group Agreement, pursuant to which the parties agreed, among other things, to (i) form a group with respect to the securities of the Company, (ii) solicit proxies for the election of the Nominees at the Annual Meeting and (iii) split expenses incurred in connection with the group’s activities between Privet and UPG based on each of Privet’s and UPG’s pro rata ownership percentage of shares of Common Stock, as adjusted each month.
•	Later on March 16, 2020, Privet Fund delivered a letter (the “Nomination Letter”) to the Company, in accordance with its organizational documents, nominating the Nominees for election to the Board at the Annual Meeting.
•	On March 18, 2020, the Stockholder Group issued a press release announcing the nomination of the Nominees for election to the Board at the Annual Meeting and explaining its belief why meaningful change to the Board is required. Also on March 18, 2020, Privet filed Amendment No. 9 to its Schedule 13D and UPG filed Amendment No. 1 to its Schedule 13D, respectively, with the SEC disclosing the delivery of the Nomination Letter and the issuance of the press release.
•	On March 20, 2020, the Stockholder Group filed its preliminary proxy statement with the SEC.
•

On March 23, 2020, Mr. Rosenzweig had a telephonic conversation with Mr. Bram. During the call the parties discussed, among other things, the nomination of the Nominees and the possibility of reaching a constructive resolution. Mr. Bram indicated that the Board would be willing to offer two Board seats as part of a settlement and asked for clarification on the Stockholder Group’s position on Mr. Bram as the Chief Executive Officer. Mr. Rosenzweig made clear that the Stockholder Group is open to a constructive resolution; however, Mr. Rosenzweig clarified that any settlement would require meaningful changes to the Board and reiterated that the Stockholder Group believes that Mr. Bram should be replaced as the Chief Executive Officer.

•	Later on March 23, 2020, the Company’s legal counsel (“Company Counsel”) emailed the Stockholder Group’s legal counsel (“Group Counsel”) as a follow up to the call between Messrs. Rosenzweig and Bram seeking the Stockholder Group’s feedback regarding a possible resolution.
•	On March 24, 2020, the Company issued a press release that, among other things, confirmed receipt of the Nomination Letter.
•	Also on March 24, 2020, Group Counsel advised Company Counsel that, as Mr. Rosenzweig made clear the day prior, any constructive resolution that the Stockholder Group would be comfortable with would require substantial changes to the composition of the Board and the replacement of Mr. Bram as Chief Executive Officer.
•	On March 25, 2020, Company Counsel advised Group Counsel that, based on discussions with several members of the Board, Company Counsel believes that it will be able to make a proposal for a cooperation framework.
•	On March 26, 2020, Company Counsel delivered a letter to Privet Fund seeking additional clarification related to certain disclosures made in the Nomination Letter that Company Counsel claimed were required by the Bylaws of the Company, as amended (the “Bylaws”).
•	On March 27, 2020, Group Counsel, on behalf of Privet Fund, delivered a response letter to Company Counsel’s March 26th letter explaining its belief that there is no valid basis for the requested clarification because Company Counsel is seeking information that well exceeds Privet Fund’s disclosure obligations as a nominating stockholder pursuant to the Bylaws. Group Counsel made clear that the Nomination Letter fully complies with the requirements of the Bylaws and firmly rejected that there is any need to provide the requested clarification. Notwithstanding the foregoing, solely for the purpose of moving forward in a constructive manner, Group Counsel voluntarily provided responses to address each of the points raised in Company Counsel’s March 26th letter and supplied the requested clarification.
10

•	On March 29, 2020, Company Counsel sent Group Counsel a term sheet for a proposed settlement framework. The term sheet contemplated, among other things, two new directors being added to the Board, neither of whom could be affiliated with Privet or UPG, and two incumbent directors not standing for re-election at the Annual Meeting. The term sheet also included a two-year standstill period. There was no reference to Mr. Bram being replaced as Chief Executive Officer in the term sheet despite the Company’s knowledge that any constructive resolution that the Stockholder Group would find acceptable must include the replacement of Mr. Bram as Chief Executive Officer and substantial changes to the composition of the Board.[3]
•	On April 1, 2020, the Company filed its preliminary proxy statement with the SEC.
•	Also on April 1, 2020, the Company announced that, effective March 31, 2020, the Board adopted a stockholder rights plan, or poison pill, generally preventing stockholders from acquiring 15% or more of the Company’s outstanding Common Stock, subject to certain exceptions.
•	On April 2, 2020, the Company issued a press release announcing selected, preliminary operating metrics for certain of its businesses during the first quarter of 2020. The press release did not include specific revenue or profitability metrics that investors traditionally use to assess business performance.

3 See excerpt from Synalloy’s preliminary proxy statement filed on April 1, 2020. “On March 23, 2020, Mr. Bram and Mr. Rosenzweig had a phone call in which they agreed that a protracted proxy contest would not be in either party’s best interest. Mr. Rosenzweig stated that settlement would have to include re-constitution of the Board and replacement of the Chief Executive Officer.” (emphasis added)

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT IMMEDIATE AND WHOLESALE CHANGE IS NEEDED ATOP SYNALLOY

As Synalloy’s largest stockholder with combined ownership of approximately 24.8% of the Company’s outstanding Common Stock, the Stockholder Group has a vested interest in enhancing value for all stockholders. In our view, Synalloy’s high-quality assets, skilled workforce and established supply chain should be the foundation of long-term value creation—not the prolonged underperformance delivered by the Company’s current leadership. After several years of disappointing results, we feel it is abundantly clear that the incumbent Board and Chief Executive Officer Craig Bram have failed—despite their lengthy tenures—to unlock Synalloy’s considerable potential.

It is critical to stress that the Stockholder Group did not reach these conclusions in a hasty or rash manner. We have expended a significant amount of time and effort in recent years thoroughly analyzing Synalloy’s strategic priorities, operational execution, capital allocation decisions, competitive landscape, corporate culture and governance. We have spent years as a large, outside stockholder trying to engage with Synalloy’s leadership about approaches for unlocking the Company’s full potential. When it became clear to us that meaningful strategic and operational change would be required in order to improve performance, we offered to acquire the Company at a premium price in order to create value for stockholders.4 Rather than thoughtfully pursuing potentially value-maximizing strategic alternatives or overhauling the management team, the incumbent Board maintained the status quo as operating results continued to deteriorate and tremendous stockholder value has been squandered.

Given that the Board is comprised primarily of individuals with limited operating experience across the steel, metals and chemicals verticals,5 we do not find it surprising that the current mix of directors has failed to properly oversee strategic initiatives, establish and achieve performance metrics or hold management accountable. Our objective analysis of Synalloy, coupled with our collective experience owning and managing successful related businesses, leads us to believe that immediate change in the boardroom and a new strategic direction are needed.

We believe stockholders deserve directors who collectively possess the objectivity, perspective and qualifications to make decisions that are in the best interests of stockholders, and whom they can trust to lead a turnaround at Synalloy.  That is why Privet and UPG have formed the Stockholder Group – to focus on one path forward: overhauling Synalloy’s Board and implementing a superior operating strategy and a revitalized corporate culture that can produce long-term, sustainable value.

As a result, we are seeking your support to elect our highly-qualified, five-member slate of directors at the Annual Meeting. Our Nominees will bring substantial relevant experience and deep industry expertise to the Board and are committed to acting in the best interests of all stockholders. If elected, they are prepared to immediately begin executing on a tactical operating plan for Synalloy that we believe can dramatically increase margins, grow cash flows and improve returns on incremental invested capital.

4 See Privet Fund’s 13D/A filed on April 23, 2019. (Note: On April 23, 2019, Privet offered to acquire all of the outstanding Common Stock of Synalloy for $20.00 per share, in cash, representing a premium of 42%. Once rejected by the Company (and following a meaningful reduction in the Company’s 2019 operating results outlook), Privet offered at a later date to acquire all of the outstanding Common Stock for $18.50 per share.

5 Based on publicly available information, including the Company’s own public filings, only director Susan Gayner, who is a chemical engineer by training, appears to have direct operational experience in either steel, metals manufacturing or chemicals.

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We Are Deeply Concerned With the Company’s Poor Financial Performance Under the Incumbent Board and Management Team, Particularly Mr. Bram

Synalloy’s total stockholder return (“TSR”) figures have dramatically lagged the Company’s proxy peer group and closest direct peer group over several time horizons. In addition, the Company’s TSR dramatically lags relevant equity indices throughout Mr. Bram’s tenure as Chief Executive Officer.

SYNALLOY TSR[1]
	1 Year	3 Year	5 Year	CEO Tenure[4]

NASDAQ 100 Non-Financial	38.8%	83.7%	118.7%	322.1%
Russell 2000	24.8%	27.2%	49.1%	142.2%
Proxy Group[2]	13.2%	17.3%	19.4%	57.6%
Closest Direct Peers Group[3]	13.0%	(5.6%)	22.3%	54.1%

Synalloy Corporation	(18.4%)	20.2%	(22.2%)	28.7%

Over/(Underperformance) vs. NASDAQ 100 Non-Financial	(57.2%)	(63.5%)	(140.9%)	(293.4%)
Over/(Underperformance) vs. Russell 2000	(43.2%)	(7.0%)	(71.3%)	(113.5%)
Over/(Underperformance) vs. Proxy Group	(31.7%)	2.9%	(41.6%)	(28.9%)
Over/(Underperformance) vs. Closest Direct Peers Group	(31.4%)	25.9%	(44.5%)	(25.4%)

Source: Bloomberg

1. Performance as of 12/31/2019, prior to UPG and Privet’s meaningful share accumulation and the global market turmoil caused by the COVID-19 coronavirus, adjusted for dividends.

2. The “Proxy Group” consists of companies used in the Company’s 2019 proxy statement to set executive compensation.

3. The “Closest Direct Peers Group” consists of WOR, USAP, ZEUS, IIIN, NWPX, RYI (since IPO in 2014), HWKN, VNTR (since IPO in 2017), TREC and NGVT (since IPO in 2016).

4. Mr. Bram became Chief Executive Officer in 2011.

Given the historic economic growth and equity market appreciation over the periods in which we measured Synalloy’s TSR, we imagine many stockholders are confounded by this underperformance. We firmly believe that these dismal results largely stem from Mr. Bram’s inability to oversee the execution of a viable strategy and the Board’s failure to hold the management team accountable. We feel that a reconstituted Board, comprised of directors with the right blend of operational knowledge, oversight experience and financial expertise, is required to ensure proactive steps are taken to reverse the Company’s troubled history of underperformance.

We Are Deeply Concerned With the Company’s Track Record of Weak Operational Execution

We believe that all stockholders should be alarmed by Synalloy’s history of producing extremely inconsistent and poor results over a prolonged period of time. As shown in the following chart, Synalloy’s adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) margins have not increased since Mr. Bram became the Chief Executive Officer in January 2011.6

6 Source: Company filings.

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Note: $ figures in millions.

Synalloy’s margin erosion took place even though the Company has cumulatively allocated $160 million toward capital expenditures and acquisitions since 2011.7

We believe these margin issues are driven, in large part, by a bloated corporate expense structure that the Board has failed to curb. Selling, general and administrative expenses (“SG&A”) as a percentage of revenue has risen dramatically during Mr. Bram’s tenure even as Synalloy shifts toward what is essentially a “holding company” structure.8 The structure is supposed to allow for acquisitions of businesses capable of operating on their own. Unfortunately, we have found few instances in which these businesses have garnered any material benefit from leveraging a (rising) corporate cost base.

7 Source: Company filings.

8 Source: Company filings.

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In the year prior to Mr. Bram’s appointment, the Company’s annual “unallocated corporate expenses” stood at $1.5 million.9 In the nine subsequent years, these “unallocated corporate expenses” have steadily ballooned and totaled $8.4 million in 2019.10 In our view, management has not only failed to improve expense management across the Company’s business units, but it has effectively added costs at an exponentially higher rate than it has added revenue.

In the face of this margin deterioration and explosive growth in corporate expenses, we have yet to see any evidence that the Board is capable of taking effective action to create an operational improvement plan or hold management accountable for this waste of stockholders’ capital. We believe this is clear evidence of the Board’s inability to impact the business for the benefit of stockholders and is representative of the corporate malaise that must be reversed at Synalloy.

We Are Deeply Concerned That the Company’s Chemicals Segment Has Been Orphaned and Cannot Recognize its Full Potential Under Present Leadership

In addition to failing to drive operational improvements across Synalloy’s business units, we believe that Mr. Bram and the Board have been overconsumed with transaction activity and opportunities related to the Company’s Metals Segment. Meanwhile, the Company’s Chemicals Segment has failed to create any demonstrable value in the form of revenue or earnings growth over the past nine years.11

Note: $ figures in millions.

We believe that Synalloy’s Chemicals Segment is a tremendous asset. Mr. Bram has acknowledged this in the past, noting that the Chemicals Segment is extremely stable, with little cyclicality and meaningful long-term relationships with large, well-capitalized customers.12 However, following a sizable capital expansion in 2012 and the acquisition of CRI Tolling, LLC in 2013, the Chemicals Segment’s margins have steadily eroded, culminating in a significant decline over the past two years even though revenue has remained roughly in-line with historical averages.13 We feel strongly that the Chemicals Segment is full of untapped potential and presents a prime opportunity for value creation with proper oversight from a more capable leadership team.

9 Source: Company filings.

10 Source: Company filings.

11Source: Company filings.

12 Mr. Bram has even used the term “steady Eddie” to describe his view of the Chemicals business in public presentations. See “Synalloy Corporation Management Interview” from April 11, 2018.

13 Source: Company filings.

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We Are Deeply Concerned With the Company’s Apparent Inability to Effectively Manage its Supply Chain and Working Capital

We believe that tight controls over working capital and the supply chain are essential to generating acceptable margins in the metals industry. Unfortunately, since Mr. Bram took over in 2011, the Company has consistently and dramatically underperformed its peers when it comes to managing inventory.14 We find this especially troubling given inventory represents the largest component of the Company’s working capital.

Note: “Closest Direct Peers” consists of WOR, USAP, ZEUS, IIIN, NWPX, RYI (since IPO in 2014), HWKN, VNTR (since IPO in 2017), TREC and NGVT (since IPO in 2016).

By only turning its inventory approximately two-and-a-half times per year over the past nine years, the Company has been dramatically more exposed to fluctuations in raw material prices than its peers.15 This is apparent in the Company’s financial statements, in which it explicitly calls out the effect of changes in commodity prices on its operating earnings. Through the Company’s inability to efficiently manage its inventory combined with its seeming unwillingness to expend the necessary capital to effectively hedge its commodity exposure, Synalloy has incurred substantial losses attributable to inventory price changes over Mr. Bram’s tenure. We believe this represents further evidence of poor leadership and insufficient foresight.

14 Source: Company filings, Peer Group filings, Bloomberg.

15 Since the Company turns its inventory at a lower rate than competitors, the Company’s inventory components are held on its balance sheet for longer periods of time prior to sale than those of its closest direct peers, thereby increasing the Company’s exposure to commodity price fluctuations.

16

Note: $ figures in millions.

We believe the cumulative amount of Synalloy’s earnings that have been lost to inventory pricing is staggering, representing more than 21% of total reported Adjusted EBITDA over the previous nine years.16

Just as alarming, the Company has claimed inventory pricing losses due to commodity fluctuations in eight of the previous nine years that Mr. Bram has been in charge. If, as Mr. Bram continually posits, commodity price fluctuations (mainly Nickel) ultimately determine whether the Company sees a profit or a loss in its financial statements, we are unable to reconcile the Company claiming losses in eight of the past nine years when the price of the Nickel commodity has risen in four of those same nine years. We question why the incumbent Board has remained idle as the management team continues to incur losses under nearly every commodity price environment due to its haphazard inventory management approach.

We feel the incumbent Board has proven over the years that it lacks either the ability or willingness to take corrective action with respect to the Company’s inventory position, which has had a destructive effect on the Company’s financial results. It is evident to us that if operating losses resulting from working capital mismanagement are allowed to persist, stockholders will continue to suffer.

We Are Deeply Concerned With the Company’s Record of Capital Allocation Decisions

We believe Synalloy’s track record of capital allocation reveals excessive, debt-fueled spending combined with mismanagement of valuable assets that management has been unable to profitably oversee. As a self-described “growth” company, Synalloy has been incredibly acquisitive in order to produce revenue growth.17 Unfortunately, due to the plethora of operational issues outlined above, revenue growth through acquisitions and capital expenditures has not translated to material income growth or value creation for stockholders.

16 Source: Company filings.

17 Since Mr. Bram became CEO in January of 2011, the Company has acquired Palmer of Texas Tanks, Inc., CRI Tolling, LLC, Specialty Pipe and Tube, Inc., Marcegaglia stainless assets, Marcegaglia galvanized assets and American Stainless Tubing, Inc.

17

Because, in our view, Mr. Bram and the management team do not possess the relevant skillsets necessary to effectively operate metals and chemicals businesses, the Company’s return on assets18 has markedly deteriorated over the past nine years.19

Note: “Closest Direct Peers” consists of WOR, USAP, ZEUS, IIIN, NWPX, RYI (since IPO in 2014), HWKN, VNTR (since IPO in 2017), TREC and NGVT (since IPO in 2016).

We are also troubled by the fact that, due to Synalloy’s poor execution of its “holding company” strategy, the Company has been unable to improve—or even maintain—the operating record of most of its acquired businesses. This has caused the credit profile of the Company to deteriorate as leverage continues to increase.20

Note: Total Leverage defined as Total Debt / LTM Adjusted EBITDA.

Whether viewed through the lens of share price performance, operating performance or return on capital invested, the reality is that Synalloy’s results have been abysmal. The facts and figures associated with Synalloy’s lost decade only reinforce our view that the Board and management must be held to account by stockholders at this year’s Annual Meeting for their substantial underperformance. We hope all stockholders can concur with us that reckless spending on acquisitions and top-line growth is not a real strategy, especially when both management and the Board have exposed themselves, in our view, as ill-equipped operators.

18 Source: Company 10-K filings included under Item 6: Selected Financial Data. Calculation of Return on Average Assets = (FY0 Net Income from Continuing Operations) / ((FY0 Total Assets + FY-1 Total Assets)/2).

19 Source: Company filings, Peer Group filings, Bloomberg.

20 Source: Company filings.

18

WE BELIEVE A SOLUTION EXISTS TO CREATE VALUE FOR ALL SYNALLOY STOCKHOLDERS

We Have Recruited a Slate of Highly-Qualified Industry Experts and Operators to Implement a Value-Enhancing Plan That We Believe Will Restore Stockholder Confidence and Unlock Value

In contrast to the incumbent Board and management team, our Nominees–Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman–collectively possess proven cross-sector operating experience, deep capital allocation and transaction expertise, strong governance knowledge from previous public and private company directorships and significant alignment of interests with stockholders. Given the prolonged period of underperformance and reckless spending overseen by the incumbent directors, we believe that a meaningful change to the Board best positions the Company to effectively realize its potential. Our slate can also ensure that Synalloy’s success or failure is no longer inextricably linked to the questionable decisions of one underperforming executive: Mr. Bram.

While Mr. Bram and the Board may try to enact incremental improvements now that an election contest has begun, we firmly believe that our highly-qualified slate of director Nominees has superior qualifications and perspectives for turning around Synalloy:

Andee Harris is currently the Founder and Chief Executive Officer of Franklin Heritage, LLC, a private equity firm that invests in cutting-edge technology and manufacturing companies. She previously served as the Chief Executive Officer of a fast-growing performance management software company successfully sold to a private equity firm. We believe her background and skillset are ideal for Synalloy’s Board:

  Extensive business-to-business sales generation and marketing experience stemming from previous senior-level roles at companies of various sizes.
  Deep expertise when it comes to helping address management-level and organizational inefficiencies based on prior employee engagement and human capital management responsibilities.
  Proven track record as a c-level executive and an investor in both tech-oriented businesses and manufacturers.
  We believe the Board has failed to hold management accountable and create a coherent corporate culture to fuel organic growth. As such, we feel that Ms. Harris would fill multiple gaps in the boardroom if she were to be elected.

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Christopher Hutter is the Co-Founder and Manager of UPG Enterprises, which is a successful high-growth operator of eight premier industrial companies across the metals, manufacturing, distribution and logistics sectors. We believe his background and skillset are ideal for Synalloy’s Board:

  Demonstrated business builder and organizational leader that has grown UPG Enterprises’ annual revenues to more than $725 million since its inception in 2014.
  Significant operational knowhow and management capabilities across industrial segments, particularly steel and metals.
  Diverse c-level experience spanning areas that include corporate strategy, operations management, mergers and acquisitions, logistics and warehousing and supply chain optimization.
  Given the perceived limited experience and expertise possessed by the Board across the sectors in which Synalloy operates, we feel that Mr. Hutter and his exceptional operational capabilities will be valuable additions to the Board if he is elected.

Aldo Mazzaferro is the Managing Partner and Director of Research at Mazzaferro Research, LLC, a steel industry research boutique firm that he founded in 2017 after spending decades as a top metals analyst and industry executive. We believe his background and skillset are ideal for Synalloy’s Board:

  Exceptionally vast knowledge of the steel and metals segments based on many years of tangible experience as a research analyst, portfolio manager and corporate executive.
  Unique perspectives and expertise when identifying developments, trends, fluctuations, cycles and hedging opportunities across the steel and metals markets.
  Sector-specific executive experience as a chief financial officer with responsibility for measuring, assessing and improving corporate performance.
  Given the Board’s seeming inability to address the Metals Segment’s margin deterioration and effectively manage commodity exposure, we feel that Mr. Mazzaferro and his exceptional steel and metals background will represent important additions to the Board if he is elected.

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Benjamin Rosenzweig is a Partner at Privet Fund Management, an investment firm focused on event-driven and value-oriented investments in small capitalization companies, and a proven public company director. We believe his background and skillset are ideal for Synalloy’s Board:

  Significant experience investing in business-to-business companies and then playing an active role in helping them improve their capital allocation policies, balance sheet and financial management and strategic decision-making.
  Robust corporate governance expertise based on service on numerous public and private company boards of directors, including multiple manufacturing companies.
  Strong background leading and working on mergers and acquisitions, restructurings and refinancing situations, strategic board-level reviews and turnaround plans.
  In our view, the Board has failed to enact an effective capital allocation policy and lacks a viable strategy for enhancing stockholder value. We feel that Mr. Rosenzweig, a representative of the Company’s largest stockholder, and his financial and strategic acumen will add important value to the Board if he is elected.

John P. Schauerman most recently served as Executive Vice President of Corporate Development at Primoris Services Corporation (NASDAQ: PRIM), a specialty construction and infrastructure company. We believe his background and skillset are ideal for Synalloy’s Board:

  Strong operational, financial, corporate development and strategic planning expertise gained from c-level executive roles and directorships at construction and infrastructure companies.
  Wide-ranging corporate governance experience as a result of service on several private and public company boards of directors across business-to-business sectors.
  Proven record of helping companies catalyze organic growth, generate new business opportunities and execute on mergers and acquisitions.
  We believe the Board has exhibited an inability to effectively integrate new acquisitions and displayed a lack of business generation and operational acumen. As a result, we feel that Mr. Schauerman would fill important voids in the boardroom if he were to be elected.

We believe so much in the future value-creation opportunity at Synalloy that we have invested meaningful amounts of capital in the Company and are now its largest stockholders by a wide margin. Our five-member slate has already begun working as a unit to develop a near-term operating plan and long-range strategy that we are confident will enhance stockholder value. We are focusing on initiatives that members of our slate have already successfully implemented at other companies and believe will improve operational effectiveness and address Synalloy’s underperformance. We intend to release our comprehensive vision for a stronger Synalloy in the weeks ahead.

21

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board is currently composed of eight (8) directors, each with terms expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our five (5) Nominees in opposition to the Company’s director nominees. If all five (5) of the Nominees are elected, such Nominees will represent a majority of the members of the Board. In the event that our director Nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons For The Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

Andee Harris, age 46, is the Founder and Chief Executive Officer of Franklin Heritage, LLC, a private equity firm that invests in cutting-edge technology and manufacturing, which she founded in December 2019. Ms. Harris has also served as an Adjunct Professor at Northwestern University’s Kellogg School of Management, where she teaches a course on launching and leading startups, since March 2020. From December 2017 to December 2019, Ms. Harris served as the Chief Executive Officer of HighGround Enterprise Solutions, Inc., an employee engagement, recognition and performance management software company, after previously serving as its Chief Operating and Engagement Officer from April 2016 to December 2017. Prior to that, Ms. Harris served as a Senior Vice President at The Marcus Buckingham Company, a performance management and coaching software company, from October 2015 to March 2016, where she played a key role in its sale to Automatic Data Processing, Inc. From 2013 to October 2015, Ms. Harris served as Chief Revenue Officer of Syndio Social Inc., a social network and people analytics software company. From 2011 to 2013, Ms. Harris held several roles with Emtec, Inc. (“Emtec”), an IT consulting firm, including Chief Marketing Officer, Managing Director and Senior Vice President of Human Capital Management Strategy. Ms. Harris joined Emtec upon its acquisition of Emerging Solutions, LLC, a software services company where she served as a founding partner, Head of Sales and Marketing and Chief Operating Officer, from 1999 until 2011. Ms. Harris began her career in 1996 as a consultant at Accenture plc (NYSE: ACN), an international professional services company. Ms. Harris has earned a number of professional recognitions, including being named as a Prominent Woman in Technology by the Illinois Technology Association from 2015 – 2017 and as a Notable Woman in Manufacturing by Crain’s Chicago Business in 2020. Ms. Harris holds a B.A. from the University of Michigan in Organizational Psychology and a Certification as an Executive Coach from Columbia University.

We believe that Ms. Harris’ extensive executive leadership experience, together with her expertise in technology, business services and manufacturing, will make her a valuable addition to the Board.

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Christopher Hutter, age 40, has served as Co-Founder and Manager of UPG Enterprises LLC (f/k/a Union Partners I LLC), an operator of a diverse set of industrial companies focused on metals, manufacturing, distribution and logistics, since its founding in August 2014. At UPG Enterprises, Mr. Hutter oversees operations and growth initiatives at the holding company and portfolio company level, and has extensive experience in large scale acquisitions, transaction structuring and business operations and integration across a broad spectrum of industries. Previously, Mr. Hutter served as the Managing Director and CFO of InSite Real Estate, L.L.C., a private investment holding company focused on warehousing, development, logistics and transportation across North America and Europe, from 2008 to 2014. Mr. Hutter graduated cum laude from University of Illinois with a Bachelor of Science degree in Finance and earned a Master of Business Administration in Finance from Lewis University.

We believe that Mr. Hutter’s significant industry knowledge and perspective as a stockholder of the Company will make him a valuable addition to the Board.

Aldo Mazzaferro, age 66, serves as the Managing Partner and Director of Research at Mazzaferro Research, LLC, a steel industry research boutique firm, which he founded in October 2017. Prior to this, he served as the Senior Steel & Metals Research Analyst and a Managing Director during his tenure at Macquarie Capital (USA) Inc., an investment banking company, from 2011 to September 2017. Previously, Mr. Mazzaferro served as a Senior Steel, Metals & Mining Analyst at Burke & Quick Partners LLC, an agency brokerage firm that provides portfolio management, financial planning and advisory services, in 2011, as Chief Financial Officer of Steel Development Company, LLC, a start-up steel company, from 2008 to 2011, and as Vice President in the Global Investment Research Group at The Goldman Sachs Group, Inc. (NYSE:GS), a multinational investment banking and securities firm, from 2000 to 2008. From 1998 to 2000, he served as Portfolio Manager and Analyst at Anvil Capital Management, LLC, a hedge fund focused on steel, metals, capital goods and energy, which he co-founded. Prior to that, he served as a Director and Senior Steel Industry Analyst at Deutsche Morgan Grenfell, Inc., the former securities and investment banking subsidiary of Deutsche Bank AG (NYSE: DB), from 1987 to 1998. From 1985 to 1987, he served as a Research Analyst in the Cyclicals Group at J. & W. Seligman & Co., an investment firm. Mr. Mazzaferro began his career in 1981 as an Equity Research Analyst in the Steel and Industrials Group at Standard & Poor’s Corp., a financial services company. Mr. Mazzaferro is a CFA charterholder. He earned his BA in English from Holy Cross College and an MBA in Finance from Northeastern University.

We believe that Mr. Mazzaferro’s extensive experience and exceptional understanding of the metals industry, coupled with his deep knowledge of the capital markets, will make him a valuable addition to the Board.

Benjamin Rosenzweig, age 35, currently serves as a Partner at Privet Fund Management LLC, an investment firm focused on event-driven, value-oriented investments in small capitalization companies, having joined the firm in September 2008. Prior to that, Mr. Rosenzweig served as an Investment Banking Analyst in the corporate finance group of Alvarez & Marsal, a global professional services firm, from 2007 to 2008, where he completed multiple distressed mergers and acquisitions, restructurings, capital formation transactions and similar financial advisory engagements across several industries. Mr. Rosenzweig currently serves as a director of each of Potbelly Corporation (NASDAQ: PBPB), a restaurant chain (since April 2018), PFSweb, Inc. (NASDAQ: PFSW), a global commerce service provider (since May 2013), and Hardinge Inc. (formerly NASDAQ: HDNG), a global designer, manufacturer and distributor of machine tools (since October 2015). Previously, Mr. Rosenzweig served as a director of each of StarTek, Inc. (NYSE: SRT), a global business process management company, from May 2011 to December 2018, RELM Wireless Corporation (n/k/a BK Technologies Corporation) (NYSEAMERICAN: BKTI), a manufacturer of wireless communications equipment, from September 2013 to September 2015, and Cicero Inc. (OTC: CICN), a provider of desktop activity intelligence, from February 2017 to March 2020. Mr. Rosenzweig graduated magna cum laude from Emory University with a Bachelor of Business Administration degree in Finance and a second major in Economics.

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We believe that Mr. Rosenzweig’s significant public company board experience and financial expertise makes him well qualified to serve on the Board.

John P. Schauerman, age 63, is currently a private investor after most recently serving as Executive Vice President of Corporate Development of Primoris Services Corporation (“Primoris”) (NASDAQ:PRIM), a specialty construction and infrastructure company, from February 2009 to December 2012, where he was responsible for developing and integrating Primoris’ overall strategic plan, including the evaluation and structuring of new business opportunities and acquisitions. Prior to that, Mr. Schauerman served as Primoris’ Chief Financial Officer from February 2008 to February 2009, during which time Primoris went public through a merger with Rhapsody Acquisition Corp. Mr. Schauerman has served as a director of Primoris since November 2016 and also previously served as a director of the company from July 2008 to May 2013, and as a director of its predecessor entity, ARB, Inc. (“ARB”), from 1993 to July 2008. Mr. Schauerman joined ARB in 1993 as Senior Vice President, and, prior to that, served as Senior Vice President of Wedbush Morgan Securities, Inc., a regional investment bank focused on financing activities for middle market companies (n/k/a Wedbush Securities, Inc.). Mr. Schauerman has served as a director of Allegro Merger Corp (NASDAQ:ALGR), a blank check investment company, since July 2018. Previously, Mr. Schauerman served as a director of each of MYR Group Inc. (NASDAQ: MYRG), a holding company of specialty electrical construction service providers, from March 2016 through November 2016, Harmony Merger Corp. (formerly NASDAQ:HRMNU), a former blank check investment company, from March 2015 through July 2017, Quartet Merger Corporation (formerly NASDAQ:QTETU), a former blank check company, from November 2013 to October 2014, and Wedbush Securities, Inc., a leading financial services and investment firm, from August 2014 through February 2018. Mr. Schauerman is a member of the Dean’s Executive Board of the UCLA School of Engineering. Mr. Schauerman holds an MBA in Finance from Columbia University and a B.S. in Electrical Engineering from the University of California, Los Angeles.

We believe that Mr. Schauerman’s financial and operational expertise coupled with his public company board experience would make him a valuable addition to the Board.

The principal business address of Ms. Harris is 200 South Wacker Drive, Suite 2650, Chicago, Illinois 60606. The principal business address of Mr. Hutter is 1400 16th Street, Suite 250, Oak Brook, Illinois 60523. The principal business address of Mr. Mazzaferro is 15 Midwood Road, Stony Brook, New York 11790. The principal business address of Mr. Rosenzweig is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305. The principal business address of Mr. Schauerman is 6488 E. Gainsborough Road, Scottsdale, Arizona 85251.

As of the date hereof, Mr. Hutter does not directly own any securities of the Company. Mr. Hutter, as a manager of UPG Enterprises, may be deemed the beneficial owner of the 723,401 shares of Common Stock directly owned by UPG Enterprises, as further explained elsewhere in this Proxy Statement.

As of the date hereof, Ms. Harris and Messrs. Mazzaferro, Rosenzweig and Schauerman do not own beneficially any securities of the Company and have not entered into any transactions in securities of the Company during the past two years

Each of the Nominees may be deemed to be a member of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he or she does not directly own. For information regarding purchases and sales during the past two (2) years by the members of the Group of securities of the Company, see Schedule I.

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On March 3, 2020, Privet and UPG entered into the Group Agreement. Pursuant to the Group Agreement, Privet and UPG agreed, among other things, to form a group for the purpose of engaging in discussions with the Company regarding means to enhance stockholder value. On March 16, 2020, Privet, UPG and the Nominees (collectively, the “Group”) entered into the Joint Filing and Solicitation Agreement, which superseded the Group Agreement. Pursuant to the Joint Filing and Solicitation Agreement, the parties agreed, among other things, to (i) form a group with respect to the securities of the Company, (ii) solicit proxies for the election of the Nominees at the Annual Meeting and (iii) split expenses incurred in connection with the Group’s activities between Privet and UPG based on each of Privet’s and UPG’s pro rata ownership percentage of shares of Common Stock, as adjusted each month.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, none of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

We believe that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would qualify as, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, no director of a NASDAQ listed company qualifies as “independent” under NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, if the Nominees are elected, the determination of the Nominees’ independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Based on a review of publicly available information, even if we are successful in electing all of our Nominees at the Annual Meeting, no change of control provisions appear to be triggered under the Company’s governing documents or any of its current material plans or agreements.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

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PROPOSAL TWO

ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is providing stockholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act. This proposal, which is commonly referred to as “say-on-pay,” is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the shareholders of Synalloy Corporation hereby approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed pursuant to the compensation disclosure rules of the SEC and Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and narrative discussion in the Company’s 2020 Proxy Statement.”

According to the Company’s proxy statement, as an advisory vote, this proposal is not binding on the Board and will not directly affect or otherwise limit any existing compensation or award arrangement of any of the Company’s named executive officers. However, the Company has further disclosed that the Board will take into account the outcome of the vote on the say-on-pay proposal when considering future compensation arrangements.

For the reasons set forth in the “Reasons For The Solicitation” section and explained below, we believe that the Company’s executive compensation is excessive and poorly aligned with performance. We would like to specifically call attention to the Company’s proxy statement, which noted in its Summary Compensation Table that Mr. Bram was paid a cash bonus in the form of “Non-Equity Incentive Plan Compensation” totaling $176,700 and was granted equity with a fair market value of $420,750 in 2019.21 Note, however, that in the Company’s own words, “...the end of year financial results were well below targets and expectations.”22 We view that as an understatement, when, according to the Company’s own proxy statement, “In 2019, the Company reported net sales of $305.2 million, up $24.3 million from 2018 but less than our original 2019 forecast of $340 million. Adjusted EBITDA was $13.4 million in 2019, which is considerably lower than the $34.1 million reported in 2018 and our original forecast of $34.4 million for 2019.”23

We find it to be disconcerting that, by the Company’s own admission, 2019 performance missed EBITDA forecast by over 60%; yet, the Board thought it was appropriate to reward Mr. Bram with over $597,000 of incentive compensation for 2019.

WE RECOMMEND A VOTE “AGAINST” THE ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

21 Source: Synalloy’s preliminary proxy statement filed on April 1, 2020, “2019 Summary Compensation Table” on page 46.

22 Source: Synalloy’s preliminary proxy statement filed on April 1, 2020, page 37.

23 Source: Synalloy’s preliminary proxy statement filed on April 1, 2020, page 38 (emphasis added).

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PROPOSAL THREE

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020, and the Audit Committee and the Board are requesting that stockholders ratify such selection.

As disclosed in the Company’s proxy statement, stockholder approval of the selection of KPMG, LLP is not required by law or SEC rules and the Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. However, the Company has disclosed that if stockholders do not ratify the appointment, the Audit Committee may investigate the reasons for stockholder rejection and may consider whether to retain KPMG, LLP or to appoint another independent registered public accounting firm. The Company further disclosed that even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of stockholders or the Company.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, AGAINST the non-binding advisory vote on executive compensation and FOR the ratification of the selection of KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate eight (8) candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed WHITE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees. In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve on the Board with the Nominees who are elected.

While we currently intend to vote all of our shares of Common Stock in favor of the election of the Nominees, we reserve the right to vote some or all of our shares of Common Stock for some or all of the Company’s director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of our shares of Common Stock for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting our shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The holders of a majority of the shares of the Company’s Common Stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting.

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Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a stockholder of record, you must deliver your vote pursuant to valid voting instructions or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

Votes Required for Approval

Proposal 1: Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the eight (8) nominees for director receiving the highest vote totals will be elected as directors of the Company (taking into account that stockholders are allowed to cumulate votes, as further explained below). With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Proposal 2: Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, the affirmative vote of a majority of the voting power represented at the Annual Meeting is required to approve the advisory “say-on-pay” vote on the compensation of the Company’s named executive officers. The Company has indicated that abstentions will have the same effect as a vote against this proposal and that broker non-votes will have no effect on this proposal.

Proposal 3: Ratification of Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, the affirmative vote of a majority of the voting power represented at the Annual Meeting is required for the ratification of the selection of KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The Company has indicated that abstentions will have the same effect as a vote against this proposal and that broker non-votes will have no effect on this proposal.

If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with the Stockholder Group’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

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Information on the Mechanics of Cumulative Voting

All stockholders will have the right to cumulate their votes in the election of directors. Cumulative voting means that each stockholder may aggregate and combine their voting power for the election by distributing a number of votes, determined by multiplying the number of shares held by the stockholder as of the Record Date by eight (8) (the number of directors to be elected at the Annual Meeting). Such stockholder may distribute all of the votes to one individual director nominee, or distribute such votes among any two or more director nominees, as the stockholder chooses.

Discretionary authority is being sought to cumulate votes at the Annual Meeting and, unless you specifically instruct otherwise, the WHITE proxy confers discretionary authority to cumulate votes for any or all of our Nominees for which authority to vote has not been withheld, at the discretion of the individuals named as proxies on the enclosed WHITE proxy card. If you do not specifically instruct otherwise, the WHITE proxy will confer such proxy holders with the authority to cumulate votes at their discretion so as to provide for the election of the maximum number of Nominees (for whom authority is not otherwise specifically withheld) including, but not limited to, the prioritization of such Nominees to whom such votes may be allocated. If it is necessary for us to prioritize among the Nominees and allocate votes, we intend to provide for the election of the maximum number of our Nominees, and will provide instructions as to the order of priority of such Nominees.

If you elect to grant us your proxy and do not specifically instruct otherwise, you are authorizing the individuals named as proxies on the enclosed WHITE proxy card to vote your shares in their discretion, including to cumulate your votes in favor of the Nominees and to determine the specific allocation of votes to individual Nominees in order to elect as many of the Nominees as possible. You may withhold your authority to vote for one or more Nominees by voting “FOR ALL EXCEPT” and writing in such Nominee(s), in which case the proxy holders will retain discretion to allocate your votes among our other Nominees unless you specifically instruct otherwise. If you do not wish to grant the proxy holders authority to cumulate your votes in the election of directors, you must state this objection on your proxy card. Under no circumstances may the proxy holders cast your votes for any Nominee for whom you have withheld authority to vote by noting “FOR ALL EXCEPT” and named such Nominee or “WITHHOLD ALL”.

For example, a proxy marked “FOR ALL EXCEPT” may only be voted for those of our director Nominees for whom you have not otherwise specifically withheld authority to vote, a proxy marked “WITHHOLD ALL” may not be voted for any of our director Nominees, and a proxy marked “FOR ALL” may be voted for all of our director Nominees. In exercising their discretion with respect to cumulating votes, the proxy holders may cumulate and cast the votes represented by your proxy for any of our director Nominees for whom you have not otherwise withheld authority by voting “FOR ALL EXCEPT” and naming such Nominee or voting “WITHHOLD ALL”. For example, if you grant a proxy with respect to shares representing 800 cumulative votes, and mark “FOR ALL EXCEPT” and list one of our Nominees, the proxy holders may cast the 800 votes for any or all of our five Nominees, other than the Nominee you listed. Moreover, the proxy holders may allocate the 800 votes among the other director Nominees as it determines, such that each of those other director Nominees may receive unequal portions of the 800 votes or none at all.

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Assuming cumulative voting applies, unless you specifically instruct otherwise, you are authorizing the individuals named as proxies on the enclosed WHITE proxy card to cast the votes as to which voting authority has been granted so as to provide for the election of the maximum number of our director Nominees, and will provide instructions as to the order of priority of the Nominees in the event that fewer than all of our Nominees are elected. No determination has been made as to the order of priority of candidates to which votes will be allocated, and any determination will be made, if necessary, at the Annual Meeting. Accordingly, if you grant a proxy to the individuals named as proxies on the enclosed WHITE proxy card and have not specifically instructed otherwise, your shares will be voted for our director Nominees at the discretion of the individuals named as proxies on the enclosed WHITE proxy card with respect to all of your shares (except that the individuals named as proxies on the enclosed WHITE proxy card will not be able to vote your shares for a candidate from whom you have withheld authority to vote). If you wish to exercise your own discretion as to allocation of votes among Nominees, and you are a record holder of shares, you will be able to do so by attending the Annual Meeting and voting in person, by appointing another person as your representative to vote on your behalf at the Annual Meeting, or by providing us with specific instructions as to how to allocate your votes.

A holder of record who wishes to provide vote allocation instructions must submit a proxy card by mail and should handwrite the number of votes such holder wishes to allocate to each Nominee as specified on the enclosed WHITE proxy card. You may provide vote allocation instructions for all or a portion of the votes you are entitled to cast. If you provide vote allocation instructions for all of the votes you are entitled to cast, the proxy holders will vote in accordance with your instructions. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the proxy holders will retain discretionary authority to cast your remaining votes, except for any Nominee for whom you have withheld authority by marking the “FOR ALL EXCEPT” box and specifically naming that Nominee. If you wish to grant the individuals named as proxies on the enclosed WHITE proxy card discretionary authority to allocate votes among all our Nominees you may check the “FOR ALL” box, but you are not required to do so. The individuals named as proxies on the enclosed WHITE proxy card will retain discretionary authority to allocate votes among all our Nominees except where you provide a specific instruction stating your objection to the proxy holder cumulating your votes, by hand marking the number of votes to be allocated to one or more Nominees, or by voting “FOR ALL EXCEPT” and naming one or more Nominees, or “WITHHOLD ALL”.

Any stockholder who holds shares in street name and desires to allocate votes among specific Nominees may do so by either informing the stockholder’s broker, banker or other custodian of the stockholder’s desire to attend the Annual Meeting, and requesting a legal proxy to attend the Annual Meeting, or by providing the broker, banker or other custodian with instructions as to how to allocate votes among Nominees, which can then be delivered to us. Because each broker, banker or custodian has its own procedures and requirements, a stockholder holding shares in street name who wishes to allocate votes to specific Nominees should contact its broker, banker or other custodian for specific instructions on how to obtain a legal proxy or provide vote allocation instructions.

Stockholders with any questions about how to cumulate their votes should please contact Saratoga at the phone number or address set forth herein.

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Appraisal Rights

Under applicable Delaware law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Stockholder Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 4510 Cox Road, Suite 201, Richmond, Virginia 23060, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, the Stockholder Group requests that either the original or photostatic copies of all revocations be mailed to the Stockholder Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Stockholder Group. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

The Stockholder Group has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Stockholder Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Stockholder Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [__] persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Stockholder Group, with such costs being split in the manner set forth in the Joint Filing and Solicitation Agreement. Costs of this solicitation of proxies are currently estimated to be approximately $[___]. The Stockholder Group estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[___]. The Stockholder Group intends to seek reimbursement from the Company of all expenses it incurs in connection with the solicitation of proxies for the election of the Nominees to the Board at the Annual Meeting. If such reimbursement is approved by the Board, the Stockholder Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are Privet Fund, Privet Fund Management, Mr. Levenson, UPG Enterprises, Mr. Douglass and the Nominees.

The principal business of Privet Fund is investing in securities. The principal business of Privet Fund Management is serving as the general partner and investment manager of Privet Fund. Mr. Levenson is the managing member of Privet Fund Management. The principal business of UPG Enterprises is operating a diversified portfolio of industrial companies. Each of Messrs. Douglass and Hutter serve as a manager of UPG Enterprises.

The address of the principal office of each of Privet Fund, Privet Fund Management and Mr. Levenson is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305. The address of the principal office of each of UPG Enterprises and Messrs. Douglass and Hutter is 1400 16th Street, Suite 250, Oak Brook, Illinois 60523.

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As of the date hereof, Privet Fund is the direct beneficial owner of 1,535,507 shares of Common Stock. Privet Fund Management, as the general partner and investment manager of Privet Fund, may be deemed to beneficially own the 1,535,507 shares of Common Stock beneficially owned by Privet Fund. Mr. Levenson, as the managing member of Privet Fund Management, may be deemed to beneficially own the 1,535,507 shares of Common Stock beneficially owned by Privet Fund. As of the date hereof, UPG Enterprises is the direct beneficial owner of 723,401 shares of Common Stock. Messrs. Douglass and Hutter, each as a manager of UPG Enterprises, may be deemed to beneficially own the 723,401 shares of Common Stock beneficially owned by UPG Enterprises.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 2,258,908 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock directly owned by Privet Fund and UPG Enterprises were purchased with working capital.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

34

There are no material proceedings to which any participant in this solicitation or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

On April 23, 2019, Privet sent a letter to the Board proposing to acquire all of the outstanding shares of Common Stock of the Company not already owned by Privet for $20.00 per share in cash. The proposal was subject to, among other things, the negotiation and execution of a mutually satisfactory definitive acquisition agreement, regulatory approvals and satisfactory completion of due diligence. On August 19, 2019, Privet revised its proposal to $18.50 per share after, among other things, the Company reduced its 2019 Adjusted EBITDA guidance subsequent to the delivery of the initial proposal. No proposal was ever agreed to and neither Privet nor any other participant in this solicitation has a current proposal or offer to acquire the Company.

OTHER MATTERS

The Stockholder Group is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2021 annual meeting of stockholders (the “2021 Annual Meeting”) pursuant to Rule 14a-8 promulgated under the Exchange Act must be received by the Company at its principal executive offices, 4510 Cox Road, Suite 201, Richmond, Virginia 23060, no later than [_______] in order to be included in the Company’s proxy statement and proxy card for the 2021 Annual Meeting; provided, however, if the 2021 Annual Meeting is changed by more than 30 days from the date of the Annual Meeting, then the deadline is a reasonable time before the Company begins to print and send its proxy materials.

Under the Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2021 Annual Meeting must give written notice to the Secretary at the principal executive offices of the Company not less than 30 days nor more than 60 days prior to the date of the 2021 Annual Meeting; provided, however, that in the event that less than 40 days’ notice or prior public disclosure of the date of the 2021 Annual Meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the 2021 Annual Meeting was mailed or such public disclosure was made.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2021 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Stockholder Group that such procedures are legal, valid or binding.

35

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Privet Fund LP and UPG Enterprises LLC

__________, 2020

36

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Acquired/(Disposed)	Date of Acquisition/Disposition

PRIVET FUND LP

Purchase of Common Stock	22,000	12/10/2018
Purchase of Common Stock	8,449	12/11/2018
Purchase of Common Stock	12,600	12/18/2018
Purchase of Common Stock	20,366	12/19/2018
Purchase of Common Stock	40,000	12/20/2018
Purchase of Common Stock	4,060	12/21/2018
Purchase of Common Stock	30,000	12/24/2018
Purchase of Common Stock	5,000	03/18/2019
Purchase of Common Stock	50,000	03/18/2019
Purchase of Common Stock	147,706	03/03/2020
Purchase of Common Stock	77,740	03/04/2020
Purchase of Common Stock	88,612	03/05/2020

PRIVET FUND MANAGEMENT LLC

(Through a Certain Managed Account)

Purchase of Common Stock	1,535	12/10/2018
Purchase of Common Stock	5,000	12/11/2018
Purchase of Common Stock	5,000	12/18/2018
Purchase of Common Stock	5,000	12/19/2018
Purchase of Common Stock	6,000	12/20/2018
Purchase of Common Stock	3,000	12/26/2018
Distribution of Common Stock*	(74,621)	07/08/2019

* Distributed to the estate of the owner of the managed account upon the owner passing away.

I-1

UPG ENTERPRISES LLC

Purchase of Common Stock	4,270	01/23/2020
Purchase of Common Stock	2,000	01/24/2020
Purchase of Common Stock	13,581	01/27/2020
Purchase of Common Stock	100,000	01/28/2020
Purchase of Common Stock	26,785	01/29/2020
Purchase of Common Stock	30,000	01/31/2020
Purchase of Common Stock	3,927	02/03/2020
Purchase of Common Stock	8,960	02/04/2020
Purchase of Common Stock	100,900	02/05/2020
Purchase of Common Stock	19,772	02/06/2020
Purchase of Common Stock	17,975	02/07/2020
Purchase of Common Stock	13,800	02/08/2020
Purchase of Common Stock	5,853	02/11/2020
Purchase of Common Stock	5,227	02/12/2020
Purchase of Common Stock	445	02/13/2020
Purchase of Common Stock	25,000	02/14/2020
Purchase of Common Stock	1,034	02/18/2020
Purchase of Common Stock	38,233	02/19/2020
Purchase of Common Stock	19,521	02/20/2020
Purchase of Common Stock	2,717	02/21/2020
Purchase of Common Stock	18,719	02/27/2020
Purchase of Common Stock	13,609	02/27/2020
Purchase of Common Stock	12,838	02/27/2020
Purchase of Common Stock	8,325	02/28/2020
Purchase of Common Stock	4,561	02/28/2020
Purchase of Common Stock	20,607	03/02/2020
Purchase of Common Stock	306	03/02/2020
Purchase of Common Stock	207	03/03/2020
Purchase of Common Stock	147,700	03/03/2020
Purchase of Common Stock	56,529	03/04/2020

I-2

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on [________], 2020.

II-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give us your proxy FOR the election of our Nominees by taking three steps:

•	SIGNING the enclosed WHITE proxy card,
•	DATING the enclosed WHITE proxy card, and
•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a broker, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the phone number or address set forth below.

If you have any questions or require assistance in voting your WHITE proxy card,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

info@saratogaproxy.com

WHITE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 2, 2020

Synalloy Corporation

2020 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF PRIVET FUND LP, UPG ENTERPRISES LLC AND THE OTHER PARTICIPANTS IN THEIR SOLICITATION

THE BOARD OF DIRECTORS OF Synalloy Corporation
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints [Ryan Levenson, John Ferguson and Ryan Nebel], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $1.00 (the “Common Stock”), of Synalloy Corporation (the “Company”), which the undersigned would be entitled to vote if personally present at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held on [___, ___ __, 2020 at 9:00 a.m. ET], at [_______] (including at any adjournments or postponements thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Privet Fund LP and UPG Enterprises LLC (together, the “Stockholder Group”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Stockholder Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

THE STOCKHOLDER GROUP RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 AND “AGAINST” PROPOSAL 2. THE STOCKHOLDER GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1.	The Stockholder Group’s proposal to elect Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman as directors of the Company:
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

Nominees:	Andee Harris Christopher Hutter Aldo Mazzaferro Benjamin Rosenzweig John P. Schauerman	☐	☐	☐ ______________ ______________ ______________

The Stockholder Group does not expect that any of its nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, the Stockholder Group has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

Unless vote allocation instructions are provided, this Proxy confers discretionary authority upon the Proxies to cumulate votes in favor of one or more of the nominees, at the Proxies’ sole discretion, in order to elect as many of the nominees as possible. The shares represented by this Proxy will not be cumulated with respect to any nominee for whom the authority to vote has been withheld. If you wish to provide vote allocation instructions, you must check the box below, submit the proxy card by mail and hand mark the number of votes you wish to allocate to any particular nominee. You do not need to check the “FOR ALL” box to allocate votes among all of our nominees. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the Proxies will retain discretionary authority to cast your remaining votes, except for any nominee for whom you have withheld authority by marking the “FOR ALL EXCEPT” box. NOTE: If you hold your shares in street name and wish to provide vote allocation instructions, you must contact your broker, banker or other custodian for instructions.

☐	To specify different directions with respect to cumulative voting, mark the adjacent box and write your instructions in the space provided below under “CUMULATIVE VOTING INSTRUCTIONS.”

WHITE PROXY CARD

2.	Company’s proposal of the non-binding, advisory resolution approving the compensation of the Company’s named executive officers:

☐FOR	☐AGAINST	☐ABSTAIN

3.	Company’s proposal of the ratification of the appointment of KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020:

☐FOR	☐AGAINST	☐ABSTAIN

CUMULATIVE VOTING INSTRUCTIONS: Provide below any instructions with respect to how the undersigned’s shares should be cumulatively voted at the Annual Meeting, including the number of shares of Common Stock to be voted for any particular nominee and/or the name of any nominee with respect to whom the undersigned is withholding authority to cumulate votes, as applicable. Unless indicated to the contrary in the space provided below, all cumulative votes of such stockholder will be distributed among the remaining nominees at the discretion of the proxy holders named herein.

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.